NORTHQUEST CAPITAL FUND, INC. (the "Fund")

16 Rimwood Lane

Colts Neck, NJ 07722

November 19, 2004

Dear Shareholder:

Regrettably, your Fund misstated information included in the Fund's prospectus under section titled "Risk/Return Summary: Fee Table". Our prospectus understated Fund expenses but the Fund's Investment Adviser has made the Fund whole. Since the Fund made this error, you as a shareholder of the Fund, have the right to rescind your purchases of Fund shares that were made from 01/01/04 to 10/21/04. Therefore the Fund offers to buy back those shares at the price you paid during the 01/01/04 to 10/21/04 period. This offer will expire 14 days from the day you receive this letter.

Please sign this document at the bottom if you wish to accept this offer and return in the enclosed envelope. If you do not wish to redeem these shares according to the offer, you absolutely do nothing and your position in the Fund will remain as is.

The Fund regrets making this error and makes this Rescission Offer in good faith. Please do not hesitate to contact me with any comments or questions at 800-698-5261 or 732-892-1057.

Sincerely,

By: /s/ Peter J. Lencki

Peter J. Lencki

President

By signing here I accept the terms of the Fund's Rescission Offer and authorize the Fund to buy back those shares according to the Fund's offering. All owners of the account must sign.

Sign here as name(s) appears on account:

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Signature Date

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Signature Date